UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2024

Commission File Number: 0-30862

CERAGON NETWORKS LTD.
(Translation of registrant’s name into English)

3 Uri Ariav St., Rosh Ha’Ayin, Israel, 4810002
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (this “Amendment”) is being filed by Ceragon Networks Ltd. (the “Company”) to correct a clerical error in the report on Form 6-K initially filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on April 18, 2024 (the “Original Form 6-K”), which contained the Company’s Notice of 2024 Annual General Meeting of Shareholders and Proxy Statement (collectively, the “Proxy Statement”) in connection with the Company’s 2024 Annual General Meeting of Shareholders to be held on Thursday, May 23, 2024 (the “Annual Meeting”). Except as specifically corrected by this Amendment, all information set forth in the Original Form 6-K and in the Proxy Statement continues to apply and should be considered in voting your ordinary shares of the Company.

The Company’s 2024 Equity Incentive Plan (the “Plan”), a copy of which was appended to the Proxy Statement as Exhibit B, inadvertently omitted the number of Shares (as defined in the Plan) that may be issued under the Plan upon the exercise of ISOs (as defined in the Plan), although the number of Shares was set out in the Proxy Statement. A revised copy of the Plan correcting this omission is furnished herewith as Exhibit A and should be considered the definitive version.

If you have already voted by Internet, telephone, or by mail, you do not need to take any action unless you wish to change your vote. Proxy voting instructions already returned by Company shareholders (via Internet, telephone, or by mail) will remain valid and will be voted at the Annual Meeting unless revoked. Important information regarding how to vote your shares and revoke proxies already cast is available in the Proxy Statement under the caption “Proxy Procedure”.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.

Date: May 20, 2024	By:	/s/ Ronen Stein
	Name:	Ronen Stein
	Title:	Chief Financial Officer

EXHIBITS

Exhibit	Description

Exhibit A –	CERAGON NETWORKS LTD. 2024 EQUITY INCENTIVE PLAN